

April 16, 2012

Via E-mail
Mr. Michael Murphy
Acting Chief Financial Officer
Diamond Foods, Inc.
600 Montgomery Street, 13th Floor
San Francisco, CA  94111

      **Re:    Diamond Foods, Inc.**
             **Form 10-K for Fiscal Year Ended July 31, 2011**
             **Filed September 15, 2011**
             **File No. 0-51439**

Dear Mr. Murphy:

We have reviewed your response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Segment Reporting, page 47

1.      We note your response to comment 7 in our letter dated February 15, 2012.  Please provide the following additional information to support your determination that you function in a single operating segment.

        (a) As requested in our prior comment, please explain the factors you considered in making the determination that your chief executive officer is the chief operating decision maker ("CODM").

(b) You provided us with a report showing discrete financial information by division (i.e., the periodic Division Operating Statements showing financial information for Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts). Please tell us the frequency with which this information is provided to your Board of Directors.

(c) Please describe for us in greater detail your process for preparing operating and capital expenditure budgets, including the preparation, review, and approval steps, the participation by your CODM and other managers, and the financial information utilized. Your response states that capital expenditures are planned and reviewed based on location and on a consolidated basis, but your response does not appear to address the preparation of operating budgets. Based on the information provided with your response, it appears that separate operating budgets are prepared for Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts.

(d) Your response states that although disaggregated margin information is provided to the CODM, it is not indicative of how the CODM has managed your business. Your response also states that your CODM uses consolidated cost of goods sold and margin information in support of decision making. If a different set of reports is used by your CODM, please provide us with copies of those reports. Otherwise, please tell us how the CODM uses the discrete financial information by division that you have provided to us to make decisions about resource allocation and/or to assess performance. Refer to FASB ASC 280-10-50-1.

(e) Your response makes reference to your Operations, Finance, Sales and Marketing organizations, but it is not clear which members of your executive team are responsible for these functions. Please provide us with additional information explaining the structure of your business in this regard.

(f) Your response states that there are no managers who are responsible for delivering results of any brand or channel at a gross or operating margin level. Please tell us whether the four divisions identified above are assigned managers and if so, tell us to whom these managers report. In this regard, we refer to FASB ASC 280-50-10-7, where the term *segment manager* refers to a function, not necessarily a manager with a specific title. Explain to us whether these divisions, or any one or more of them, have a segment manager, as defined, who maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the division. Explain to us whether the "Snacks" division, which we understand includes the Emerald, Pop-Secret and Kettle brands, is managed separately from the other divisions, which we understand include the Diamond brand, in any respect.

2. We note your response to comment 8 in our letter dated February 15, 2012, and have not been able to reach a similar conclusion based on the information you have provided. Your current disclosure of "net sales by channel" appears to provide information based

on revenues derived from groups of similar products sold to a group of similar customers, whereas FASB ASC 280-10-50-40 requires disclosure for each product or group of similar products.  Please provide us additional information to demonstrate how your current disclosure complies with the standard (e.g., provide a detailed explanation of the similarities between the grouped products) or revise your disclosure to report revenues from external customers for each product or each group of similar products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief